Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

April 14, 2023	Client-Matter: 65537-030

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re:	Digital Health Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Ms. Julie Sherman, Ms. Jeanne Baker, Mr. Jordan Nimitz and Ms. Abby Adams:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 2”). Amendment No. 2 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated February 7, 2023 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 as submitted with the Commission on January 19, 2023. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4 filed on January 19, 2023

Letter to Stockholders, cover page

1.	We note the disclosure of the total investments in the PIPE Securities Purchase Agreement, the Backstop Agreement, and the convertible Bridge Notes. In addition to the total investments, please revise to disclose the equivalent price per share, so that it any discounted terms paid by these parties are clear to the public shareholders of DHAC.

Response: In response to the Staff’s comment, the cover page of the Registration Statement has been revised accordingly.

Questions and Answers About the Business Combination

Q: What is the business of each of VSee and iDoc?, page 36

2.	We reissue comment 6. We note in your description of iDoc here and on page 41 your statement that "iDoc’s core service delivers neuro critical care through a proprietary technology platform and its exclusive modular software solution, VSee." You appear to address the two entities to be acquired as if the business combination has already taken place. Please revise your statement to present the business of the two separate entities before the combination. To the extent that VSee and iDoc have a pre-existing relationship before the Business Combination, revise to clarify this in relevant sections throughout the document, including here, the background of the transaction and in the discussion of each company's business.

Response: In response to the Staff’s comment, the Q&A was revised accordingly.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

3.	We note the statements in this added disclosure that "VSee is a leading telehealth software platform" and "iDoc Telehealth Solutions is a leading high acuity patient care solution." Please substantiate these and other statements of leadership throughout the document or revise to state them as your beliefs.

Response: In response to the Staff’s comment, the applicable statements have been revised accordingly.

Q: Did the Company's Board of Directors obtain a third-party fairness opinion . . ., page 37

4.	We reissue comment 5. Please address the fact that the fairness opinion was provided prior to the amended business combination agreement and before the projections were adjusted downward, which includes disclosing the information and what consideration the Board gave to these facts. Also, revise to clarify that the projected operating revenues were adjusted downward after the fairness opinion and by how much, and whether the Board felt these were also material changes. Highlight in this Q&A why the Board chose not to seek a new fairness opinion.

Response: In response to the Staff’s comment, the Q&A was revised accordingly.

Q: What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) . . ., page 46

5.	We reissue comment 7. Revise to separately quantify the the financial investment each of the directors and executive officers as well as Mr. Sands stand to lose if the business combination does not go forward, including his interests in shares he beneficially owns through the Sponsor, SCS Capital Partners and any other entity. Also quantify the amount he and other officers and directors have loaned the company, advanced the company in expenses, and personally invested or pledged to invest in the initial PIPE, the Additional PIPE, the Backstop Agreement and any other financial arrangements secured to attempt to have this transaction go forward. Revise to clarify what consideration the Board gave to those investments when it made its fairness determination.

Response: In response to the Staff’s comment, the Q&A was revised accordingly.

Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account, to meet , page 52

6.	Please highlight the material differences in the terms and price of the securities issued at the time of the IPO as compared to the Additional PIPE Securities contemplated by the Backstop Agreement. We note, for example, that the additional 2,000 shares of Series A Preferred Stock appear to be convertible at a material discount of $8.54 per share rather than the original conversion price of $10.00 per share. Please also revise your disclosure throughout to discuss the potential impact of the Additional PIPE Securities on non- redeeming shareholders.

Response: In response to the Staff’s comment, the Q&A was revised accordingly and disclosures on potential impact of the Additional PIPE Securities on non-redeeming shareholders were revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

Summary of the Proxy Statement/Prospectus/Consent Solicitation, page 16

7.	Relocate your summary to start in the forepart of the document, before the Questions and Answers, rather than on page 40. Refer to Item A.3 of Form S-4.

Response: In response to the Staff’s comment, the applicable sections in the Registration Statement have been revised accordingly.

8.	We note on page 40 you continue to base all share calculations assuming no exercise of redemption rights by DHAC's shareholders. Tell us why you believe this assumption is reasonable.

Response: In response to the Staff’s comment, we have presented share calculations assuming no exercise of redemption, intermediate levels of redemption and maximum redemption scenarios and we have revised the disclosure accordingly.

Risk Factors, page 64

9.	As addressed in the Business Section, revise the introduction to the Risk Factors to eliminate the references to the "Company" as the combined entity of the two private companies before the business combination, as the business combination has not taken place and this registration statement is filed by DHAC and speaks to its security holders with respect to its proxy solicitation to determine whether they should approve the business combination. Revise the risk factors throughout to clarify to which of the three companies you refer when describing each risk. For example, on page 70, you state, "we depend on our senior management," without identifying a company or any member of management. Generally, revise the risk factors to tailor them to this form of transaction and this transaction in particular, rather than presenting generic risks.

Response: In response to the Staff’s comment, the applicable Risk Factors sections in the Registration Statement have been revised accordingly.

10.	In the risk factor on page 79 regarding physician licensing and credentials, revise to clarify whether this risk factor impacts only VSee, or iDoc or both. Revise the Business section of the whichever affected company, or both, to clarify in what jurisdictions they currently operate and to describe the government regulations on both physician licensure and, to the extent applicable, the corporate practice of medicine. Clarify how you are able to structure the business in compliance with any restrictions related to the licensure laws of the particular states.

Response: In response to the Staff’s comment, the applicable Risk Factors sections in the Registration Statement have been revised accordingly.

11.	Revise the risks related to VSee and iDoc being a public company to provide additional information. The risk factor beginning on page 82 contains numerous risks that should be expanded and explained in more detail. Please revise, and when doing so, consider whether these two individual private companies providing different services would have different risks.

Response: In response to the Staff’s comment, the applicable Risk Factors sections in the Registration Statement have been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

12.	We note the risk factor on page 85 regarding redemption rights. Clarify whether you are meaningfully offering redemption rights given the language in this risk factor.

Response: In response to the Staff’s comment, the applicable Risk Factors sections in the Registration Statement have been revised accordingly.

13.	The purpose of the first full risk factor on page 86 is unclear. Revise the heading to clarify that the stock price must be above $18 per share for 20 days for DHAC to redeem the warrants. Disclose the stock price during the last six months to clarify the value of the warrants at the current time.

Response: In response to the Staff’s comment, the applicable Risk Factors sections in the Registration Statement have been revised accordingly.

Background of the Business Combination, page 121

14.	We note your engagement with SCS Capital Partners to help identify potential target companies for review. Please clarify if you have entered into any agreement with SCS Capital Partners. If so, please disclose the material terms of the agreement in an appropriate section of the registration statement and file it as an exhibit. Refer to Items 404 and 601(b)(10)(ii) of Regulation S-K. If there is no agreement, and Mr. Sands is involved in the negotiations because, he is "an owner of founder shares," as indicated in the deleted disclosure, it appears that disclosure should be restored to clarify Mr. Sands' participation in selecting the targets, due diligence and presence for Board presentations.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

15.	We note your revisions in response to our prior comment 13. We note your statement that two DHAC Board Members have an "existing sales channel relationship with a leading healthcare improvement company." Please revise to i) identify the two DHAC Board Members and the healthcare improvement company, ii) to disclose the nature of this sales channel relationship, and iii) clarify when "DHAC management determined that part of the vetting process was to ensure that any target could immediately take advantage of that potential sales process."

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

16.	We note your revisions in response to our prior comment 14 and reissue in part. Please revise your disclosure to i) identify who acted on behalf of each of the parties with respect to identified actions and negotiations; ii) the material terms for any proposals, terms sheets, and subsequent proposals and counter offers; iii) negotiation of the transaction documents and the parties involved in any discussions; iv) potential valuations; and v) at what point each other strategic alternative was eliminated from consideration and why. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved and why this transaction on these terms is being recommended as opposed to any alternatives or prior iterations. Also revise to clarify the dates of Board meetings and actions taken by the Board during the course of these negotiations.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

17.	We note your revised disclosure of the dates in which DHAC engaged in discussions with the potential target companies on page 117. Please revise to further specify the date in which conversations with these companies were initiated and when DHAC eliminated each potential target from consideration, and specifically who at DHAC made the determination that DHAC would not go forward with each particular target, rather than "DHAC management."

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

18.	We note your disclosure that “Early in 2021, VSee and iDoc had the occasion to meet at the HIMSS Global Health Conference & Exhibition held in Las Vegas, Nevada“ and that “The addition of companies similarly situated to iDoc would have been natural add on targets to a telehealth company platform post business combination and the opportunity to add both companies as part of one integrated transaction was viewed favorably by DHAC management.” To the extent applicable, please disclose whether VSee and iDoc had a pre- existing relationship before they were approached for the Business Combination, and if so, the nature of this relationship. Please also discuss which company SCS Capital approached first and when in the process the prospect of acquiring both companies was raised and discussed.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

19.	We note your revisions in response to our prior comment 15 and reissue in part. Please revise to expand your disclosure of the below items related to negotiations and discussions regarding terms of the Bridge and PIPE financings:

•	Please elaborate on what topics were discussed during the rounds of Bridge Financing negotiations that occurred between July 21, 2022 and October 5, 2022, including the evolution of key terms such as the structure, size, timing and pricing of these transaction;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Please explain why DHAC could not proceed with the term sheets proposed by two out of the three potential PIPE investors, including the specific terms that were unacceptable to the Bankers; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Please revise to clarify how the material terms of the $100M equity line agreement evolved during the negotiations, including when and how the parties determined that an ELOC was necessary and any proposals and counterproposals made during the course of negotiations for the material issues discussed.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Digital Health Acquisition Corp.'s Board of Directors' Discussion of Valuation, Reasons for the Approval of the Business Combination . . ., page 130

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

20.	We note the revised disclosure in response to comment 17. Revise to clarify on what basis the Board determined that the fact that "many of these conflicts of interests were present in similar transactions" provided a basis for recommending the transaction.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

21.	We note your revisions in response to our prior comment 18 and reissue the comment in part. Please revise this section to clarify the Board's consideration of the revised projections after the financial advisor's opinion and what consideration the Board gave, if any, to obtaining a revised opinion.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

22.	Given the prior disclosure that "Mr. Lawrence Sands is . . . an owner of founder shares" and he was incentivized to complete the Business Combination rather than lose "his entire investment" as previously disclosed on what are now page 127, revise the added disclosure on page 127 regarding SCS Capital partners to clarify whether the Company had a choice whether to "agree to work with SCS Capital Partners to help identify potential targets for initial review" or to choose a different management consultant. Clarify what consideration the Board gave to Mr. Sands' involvement in the selection of the transaction targets and extensive involvement and stake in the negotiations in reaching their fairness determination.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Proposal No. 3--The Bylaws Proposal, page 150

23.	We note your revisions in response to our prior comment 19 and reissue the comment. Revise to summarize the “administrative and clarifying changes” necessary to align the Proposed Bylaws with the Charter Amendment Proposals. Disclose that you have summarized all material amendments to the bylaws for which you seek approval.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Material U.S. Federal Income Tax Considerations, page 170

24.	We note the revised disclosure in response to comment 20. Revise the heading and first line and elsewhere in his section to clarify that you are disclosing the material U.S. federal income tax consequences, not "considerations" to holders of DHAC stock as well as VSee and iDoc shareholders. We note the disclosure that it is intended that the Business Combination qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosure to clearly state counsel's opinion on whether the transaction will qualify as a Section 368(a) reorganization. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. When you revise the disclosure, please remove the inappropriate disclaimers within the tax discussion. For example, on page 163, you state that, because of the uncertainty of the tax treatment of the mergers, "[a]ccordingly, each holder of DHAC, VSee and iDoc stock is urged to consult its tax advisor with respect to the particular tax consequence of the Mergers to such holder."

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

Information About VSee/iDoc, page 183

25.	We note that several of the assumptions underlying the projections on pages 133 and 134 address revenue from "signed contracts," "new contracts with four new client acquisitions," a Federal Bureau of Prison opportunity, a GPO opportunity with an expected sign date of late 2022, and eight new hospital acquisitions. Please expand the appropriate VSee or iDoc Management's Discussion and Analysis Section to address this information and provide additional information on their status and impact on the entity's business operations and any known trends.

Response: In response to the Staff’s comment, VSee and iDoc Management’s Discussion and Analysis Sections have been revised accordingly.

26.	We reissue comment 22. Revise this disclosure to fully separate the disclosure regarding VSee from the iDoc disclosure and provide a separate business section and related subsections for each company being acquired. Refer to Item 17(b)(1) of Form S-4. If you wish to address the anticipated benefits of the combined company, such as in the first four paragraphs of this section, relocate a brief statement of this information to the summary. Refer to Item 4(a)(2) of Form S-4. In doing so, however, avoid addressing the combined company as if the business combination has occurred.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Market Opportunity, page 185

27.	Tell us whether you solicited or paid a fee for the Insider Grandview Research data. Revise to disclose the parameters of the "telehealth market." For example, disclose the geographic region, subject matter, age groups, relative population, and other material information to put the market size in context. Revise the charts to provide the data for the years between 2021 and 2028.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations of VSee and iDoc, page 213

28.	We note the revisions made in response to prior comment 23 and have the following comments:

•	For your discussion of the historical results of operations, please expand upon the factors identified as reasons for changes period to period. For example, for VSee's results of operations for the nine months ended September 30, 2022, address the underlying reasons why subscriptions declined and software expenses and professional services underlying operating expenses increased. Clarify whether these changes, as well as the increased costs of revenues, are trends that are reasonably likely to impact future revenues, cost of revenue and operating costs. Address this comment as it relates to the increase in iDoc's operating costs resulting from the Encompass acquisition. Refer to the guidance in Section III.B.3 of SEC Release 33- 8350;

Response: In response to the Staff’s comment, VSee and iDoc Management’s Discussion and Analysis Sections have been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

•	For the pro forma combined results of operations for the nine months ended September 30, 2022, please refer readers to your pro forma financial statements provided elsewhere in the filing for a discussion of how such information was prepared. For the pro forma results of operations for the nine months ended September 30, 2021, further revise your disclosure indicate how such information was prepared and disclose all of the relevant pro forma adjustments required by Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet, page 219

29.	We note that you have included Adjustment B which reflects, in part, the $110.47 million ($10.22 per share) removed from the Trust Account to pay redemptions to the Public Shareholders who exercised their right to redeem such shares, within your transaction accounting adjustments. We have the following comments regarding this presentation:

•	In order to allow shareholders to more clearly evaluate the financial condition of DHAC prior to the proposed business combinations, please present a separate column to reflect Adjustment B and provide a subtotal for DHAC prior to the Transaction Accounting Adjustments column;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. Furthermore, the pro forma have been updated through December 31, 2022 which now reflects the redemptions that occurred in October 2022. The financial condition is now reflected as part of the revised December 31, 2022 audited figures.

•	Disclose the Extension Amendment and its impact on DHAC's balance sheet in the headnote to the pro forma financial statements; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. Furthermore, the pro forma have been updated through December 31, 2022 which now reflects the redemptions that occurred in October 2022.

•	Revise the heading of the Transaction Accounting Adjustments (Assuming No Redemptions) column to read Transaction Accounting Adjustments (Assuming No Additional Redemptions). Ensure you revise this columnar heading throughout your filing.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Backstop Agreement, page 223

30.	It appears that you are presenting the impact of the January 18, 2023 Backstop Agreement in Adjustment E. Please disclose any accounting implications associated with the fact that the 2,000 shares of Series A Preferred Stock issued under this agreement appear to be convertible into common stock at a more favorable conversion rate than under the original PIPE agreement. Specifically address any accounting implications if the Sponsor were to purchase any unsubscribed Additional PIPE Securities.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. Furthermore, the intent of the Backstop Agreement was to cover for additional financing needs to completes the Business Combination and will have identical terms to the PIPE Securities as disclosed in the Registration Statement. The intent is to expand the financing available and there are no favorable conversion terms than under the original PIPE agreement.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

Note E, page 222

31.	We note your expanded disclosures provided in response to comments 32 and 33. Please better explain how you determined the Series A Preferred Stock should be reflected as temporary equity rather than as a liability and how you concluded the warrants should be equity classified. Please also explain how you determined the fair value of the preferred stock and warrants.

Response: In response to the Staff’s comment, Note E has been revised accordingly.

Note H and Note I, page 224

32.	We refer to our prior comment 36. Please address the need to provide a pro forma balance sheet adjustment to reflect the issuance of the Bridge Notes and Bridge Warrants.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. Furthermore, the pro forma have been updated through December 31, 2022 which now reflects the Bridge Notes and Bridge Warrants transactions that occurred in October 2022. The financial condition is now reflected as part of the revised December 31, 2022 audited figures. Note H has now been revised to reflect the payoff of the Bridge Note at closing of the Business Combination. Note I is no longer applicable and has been removed.

TAD Exchange, page 223 and F-38 of VSee’s Financial Statements

33.	We note you have presented new disclosures related the TAD Exchange. Please address the following:

•	Disclose the ownership interest before the TAD Exchange and the consideration transferred. Disclose the impact of this transaction on your pro forma financial statements; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly and the impact of this transaction on the pro forma financial statements has been revised under section “NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” – “Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information”.

•	Address how This American Doc, Inc., a less than 100% owned subsidiary is presented in the historical financial statements of VSee. In this regard, explain why VSee does not present any associated non-controlling interests.

Response: In response to the Staff’s comment, the VSee’s financial statements and related disclosure have been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

Note F, page 223

34.	We note your expanded disclosures in response to comment 34. Please explain your statement, "There are an additional 450,000 options to be issued on the effective date to third parties and executive officers which will vest over a three-year period subsequent to the business combination which will be valued at the effective grant date to be recognized as compensation over the vesting period post business combination, as such no adjustment was included for these options." Please quantify the compensation to be recognized and explain why this compensation is not reflected in your pro forma statement of operations.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. See further, the revised disclosure under the Adjustments of Unaudited Pro Forma Condensed Combined Balance Sheet - Note E on page 222 of the Registration Statement in response to this comment.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Note B, page 222

35.	Please revise Note B to properly refer to Note D of the unaudited pro forma balance sheet adjustment.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly. See further, the revised disclosure under the Adjustments of Unaudited Pro Forma Condensed Combined Balance Sheet – Note B and Note D on page 222 of the Registration Statement in response to this comment.

Certain Relationships and Related Transactions, page 273

36.	Revise this section throughout to disclose all information required by Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

iDoc Virtual Telehealth Solutions, Inc. Financial Statements Note 2 Summary of Significant Accounting Policies Revenue Recognition, page F-55

37.	We note your expanded disclosures provided in response to prior comment 42 and have the following additional comments:

•	You disclose that the Company enters into various service contracts for telemedicine care services, EEG professional interpretation services and telemedicine consultations for neurocritical care. For each of your typical service contracts within your main revenue streams, it is still not clear whether you have concluded you have a single or multiple performance obligations. In this regard, based on the revised disclosure presented under 4) "Allocate the transaction price to performance obligations in the contract", it appears some of your contracts may have multiple performance obligations that you recognize separately. Please clarify the number of performance obligations you have identified for your typical service contracts;

Response: In response to the Staff’s comment, the disclosure under the section “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IDOC” has been revised accordingly to clarify performance obligations in iDoc’s service contracts.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

•	As previously requested, address your accounting for any installed telemedicine equipment and nonrefundable payments including whether they result in any additional performance obligations being identified. Please tell us how you considered the guidance in ASC 606-10-55-50 through ASC 606-10-55-53;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	For each material performance obligation, disclose when the performance obligation is satisfied in accordance with ASC 606-10-50-18 through 50-19. As previously requested, please specifically identify and disclose how the Company is recognizing revenue for each identified performance obligation within the service contract, the methods used to recognize any revenue being recognized over time and any judgments made involving any revenue being recognized at a point in time pursuant to the disclosure requirements in ASC 606-10-50-17 through ASC 606-10-50-20. For any revenue streams being recognized over time, specifically address how each measure of progress identified provides a faithful depiction of the transfer of goods or services to a customer. With regard to your revised disclosures regarding performance obligations, please address the following:

•	We note your statement that "Telehealth physician service represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. The Company commences revenue recognition when the Company satisfies its performance obligation to provide telehealth physician services and consultation as requested." It is not clear if this refers to each material performance obligation you identified for each of your revenue streams or just your telemedicine care services. Please clarify;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Clarify how your performance obligations for EEG professional interpretation services are satisfied. In this regard, based on your disclosure that "the performance obligation is satisfied based on the number of EEG professional interpretation provided by the Company" it is not clear whether you are recognizing EEG revenue over time or at a point in time. To the extent you are recognizing revenue over time, disclose the measure of progress the Company is using to recognize revenue;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Given the apparent multiple performance obligations under the various service contracts, ensure you include all the ASC 606 disclosure requirements referred to above; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

•	For clarity, with reference to the revenue streams identified on your statement of operations, please identify which service contracts are included in which revenue stream.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

General

38.	We note the revised disclosure in response to comment 44. Please submit a preliminary proxy card marked "preliminary" with your next amendment. It is unclear why the same proposals are included in both Proposal 2 and Proposal 4, but are called non-binding in Proposal 4. Please advise. Tell us whether you intend that the vote for Proposal 2, the Charter Amendment Proposals, will be one for/against vote.

Response: In response to the Staff’s comment, a preliminary proxy card has been included in the Registration Statement and the disclosure has been revised accordingly to clarify that each sub-proposals under Proposal 2 will be voted by the stockholders.

39.	We note your response to comment 45. Tell us the company's net tangible asset valuation after the October 20, 2022, shareholder vote. Tell us how you disseminated the information in the DEFR14A filed October 14, 2022. We disagree with your analysis that the change you made in the DEFR14A was not a fundamental change. Provide us your analysis regarding how you will rectify this situation.

Response: Please note that the Company’s net tangible asset valuation after the October 20, 2022 shareholder vote was $5,560,700 which reflects the mandatory and automatic conversion of the underwriting fee owed AGP into preferred stock at the closing of the de-SPAC. Assuming the closing of the PIPE and the full effect of the backstop agreement, net tangible assets increases by an additional $15.0 million.

Please note that the Company respectfully disagrees that the change made in the DEF14A was a fundamental change. As noted in the Company’s effective prospectus for its initial public offering, the Company intentionally did not place a limitation on redemptions to those which would cause the Company’s net tangible assets to drop below $5,000,001. This limitation was described in the prospectus as applying to a business combination – no business combination would be completed if the net tangible asset threshold was below that watermark. This is due to the Nasdaq initial listing requirements applicable to companies completing a de-SPAC deal. All investors in the IPO were aware of this.

Please note that the holders of the substantial majority of DHAC common stock were informed prior to the meeting of this error and its correction. When it became apparent that the business combination would not be completed by the drop dead date set forth in the prospectus, the Company quickly put together a proxy to extend – in the haste to deliver the proxy to stockholders there was an inadvertent reference to a limitation on redemptions referencing the $5,000,001 figure. When that error was highlighted to the Company, it immediately corrected the error and disseminated the information in the DEFR14A filed October 14, 2022 by posting it on DHAC’s Special Meeting material website at www.proxyvote.com. In addition, each of SCS Capital Partners and AGP reached out to those major institutions which continued to hold the substantial majority of outstanding shares of DHAC to inform them of this mistake and point them to the as filed DEF14A. None of the institutions were taken aback or surprised by this as they originally invested in the IPO with the understanding that there would be no such limitation. And all investors had the opportunity prior to the meeting to change any vote cast.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.2

April 14, 2023

As far as materiality is concerned, the Company respectfully disagrees that the change was material. The redemption level was over 95% - investors were unaffected by the correction. And as far as any material adverse effect to any investor who did not redeem in connection with the extension, each and every one of them has the continued ability to redeem in full at the time of the vote on the business combination as there are no limitations on redemption present in this deal.

From a practical standpoint, there is no way to “rectify” this situation – investors are in no way harmed by this error, the redemption level of investors was unaffected by the error and its subsequent correction and all investors have the full and unfettered ability to redeem in full at the date of the business combination.

For the reasons set forth above, the Company respectfully submits that this issue is moot.

40.	Revise to provide the beneficial ownership information required by Item 403 of Regulation S-K for each of DHAC, VSee and iDoc. Refer to Item 18(a)(5)(ii) of Form S- 4 and Item 6(d) of Schedule 14A.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly and the beneficial ownership information has been provided for each of DHAC, VSee and iDoc on page 271.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.